UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On August 1, 2006, the Board of Directors of Sanofi-Aventis adopted consolidated financial statements as of June 30, 2006, and its Management Report for the six months ended June 30, 2006. These documents will be made available on its corporate web site and published in the French official gazette “Bulletin des Annonces légales obligatoires” or BALO. English translations of the consolidated financial statements and the management report are attached hereto as Exhibits 99.1, and 99.2, respectively, and incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Consolidated Financial Statements as of June 30, 2006
Exhibit 99.2	Management Report for the six months ended June 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 3, 2006	SANOFI-AVENTIS

	By:	\S\ PATRICIA KODYRA

		Name:	Patricia Kodyra
		Title:	Associate Vice President Financial and Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Consolidated Financial Statements as of June 30, 2006
Exhibit 99.2	Management Report for the six months ended June 30, 2006

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